UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9C

Rule 14d-101

Solicitation/Recommendation Statement Under

Section 14(d)(4) Of The Securities Exchange Act of 1934

(Amendment No.     )

Sauer-Danfoss Inc.

(Name of Subject Company)

Sauer-Danfoss Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Vice President, Chief Accounting Officer, Secretary

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, Iowa  50010

(515) 239-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With Copies To:

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

Telephone:  (816) 292-8158

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On November 28, 2012, Sauer-Danfoss Inc. (the “Company”) issued a press release in the form attached hereto as Exhibit (a)(1) to announce its receipt of notice that Danfoss A/S intends to commence a tender offer to purchase all the outstanding shares of the Company’s common stock not presently owned by Danfoss A/S for a price of $49.00 per share in cash (the “Offer”).  Also on November 28, 2012, the Company issued an internal announcement of the Offer to its employees in the form attached hereto as Exhibit (a)(2).

Item 9.  Exhibits

(a)(1)  Press Release dated November 28, 2012.

(a)(2)  Internal employee announcement dated November 28, 2012.